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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

CRITICAL THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

22674T 10 5

(CUSIP Number)

JEAN GEORGE
ADVANCED TECHNOLOGY VENTURES
1000 WINTER STREET, SUITE 3700
WALTHAM, MASSACHUSETTS 02451
TELEPHONE: (781) 290-0707

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

JUNE 20, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

     CUSIP No. 22674T 10 5
Explanatory Note
The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the ATV Entities (as defined below) to report the acquisition of shares of Common Stock (as defined below) and warrants to purchase Common Stock, of the Issuer (as defined below) on June 20, 2005 as described in Item 3 below.

CUSIP No. 22674T 10 5

1.	Name of Reporting Person: Advanced Technology Ventures VII, L.P.		I.R.S. Identification Nos. of above persons (entities only): 04-3549347

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑	(1)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,629,214 (2)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,629,214 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,629,214 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6% (3)

14.	Type of Reporting Person (See Instructions): PN

(1) This Schedule is filed by Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., ATV Alliance 2003, L.P., ATV Associates VII, L.L.C., Advanced Technology Ventures VI, L.P., ATV Entrepreneurs VI, L.P., ATV Associates VI, L.L.C., and ATV Alliance Associates, L.L.C. (collectively, the “ATV Entities”). The ATV Members expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 22674T 10 5
(2) As described in Item 3 below, pursuant to the Securities Purchase Agreement: Advanced Technology Ventures VII, L.P. acquired 1,027,702 shares of common stock and warrants to purchase 359,696 shares of common stock; Advanced Technology Ventures VII (B), L.P. acquired 41,241 shares of common stock and warrants to purchase 14,434 shares of common stock; Advanced Technology Ventures VII (C), L.P. acquired 19,823 shares of common stock and warrants to purchase 6,938 shares of common stock; ATV Entrepreneurs VII, L.P. acquired 6,125 shares of common stock and warrants to purchase 2,144 shares of common stock; Advanced Technology Ventures VI, L.P. acquired 171,533 shares of common stock and warrants to purchase 60,037 shares of common stock; and ATV Entrepreneurs VI, L.P. acquired 10,949 shares of common stock and warrants to purchase 3,832 shares of common stock. ATV Associates VII, L.L.C. is the general partner of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P. ATV Associates VI, L.L.C. is the general partner of Advanced Technology Ventures VI, L.P. and ATV Entrepreneurs VI, L.P. As described in Item 5 below, collectively, the ATV Entities beneficially own 3,629,214 shares of the Issuer’s common stock, and each has shared voting and dispositive power over such shares.
(3) This percentage is calculated based upon 34,046,951 shares of the Issuer’s common stock outstanding (as of August 8, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2005.

CUSIP No. 22674T 10 5

1.	Name of Reporting Person: Advanced Technology Ventures VII (B), L.P.		I.R.S. Identification Nos. of above persons (entities only): 04-3577302

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑	(1)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,629,214 (2)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,629,214 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,629,214 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6% (3)

14.	Type of Reporting Person (See Instructions): PN

(1) This Schedule is filed by Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., ATV Alliance 2003, L.P., ATV Associates VII, L.L.C., Advanced Technology Ventures VI, L.P., ATV Entrepreneurs VI, L.P., ATV Associates VI, L.L.C., and ATV Alliance Associates, L.L.C. (collectively, the “ATV Entities”). The ATV Members expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 22674T 10 5
(2) As described in Item 3 below, pursuant to the Securities Purchase Agreement: Advanced Technology Ventures VII, L.P. acquired 1,027,702 shares of common stock and warrants to purchase 359,696 shares of common stock; Advanced Technology Ventures VII (B), L.P. acquired 41,241 shares of common stock and warrants to purchase 14,434 shares of common stock; Advanced Technology Ventures VII (C), L.P. acquired 19,823 shares of common stock and warrants to purchase 6,938 shares of common stock; ATV Entrepreneurs VII, L.P. acquired 6,125 shares of common stock and warrants to purchase 2,144 shares of common stock; Advanced Technology Ventures VI, L.P. acquired 171,533 shares of common stock and warrants to purchase 60,037 shares of common stock; and ATV Entrepreneurs VI, L.P. acquired 10,949 shares of common stock and warrants to purchase 3,832 shares of common stock. ATV Associates VII, L.L.C. is the general partner of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P. ATV Associates VI, L.L.C. is the general partner of Advanced Technology Ventures VI, L.P. and ATV Entrepreneurs VI, L.P. As described in Item 5 below, collectively, the ATV Entities beneficially own 3,629,214 shares of the Issuer’s common stock, and each has shared voting and dispositive power over such shares.
(3) This percentage is calculated based upon 34,046,951 shares of the Issuer’s common stock outstanding (as of August 8, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2005.

CUSIP No. 22674T 10 5

1.	Name of Reporting Person: Advanced Technology Ventures VII (C), L.P.		I.R.S. Identification Nos. of above persons (entities only): 03-0460853

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑	(1)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,629,214 (2)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,629,214 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,629,214 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6% (3)

14.	Type of Reporting Person (See Instructions): PN

(1) This Schedule is filed by Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., ATV Alliance 2003, L.P., ATV Associates VII, L.L.C., Advanced Technology Ventures VI, L.P., ATV Entrepreneurs VI, L.P., ATV Associates VI, L.L.C., and ATV Alliance Associates, L.L.C. (collectively, the “ATV Entities”). The ATV Members expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 22674T 10 5
(2) As described in Item 3 below, pursuant to the Securities Purchase Agreement: Advanced Technology Ventures VII, L.P. acquired 1,027,702 shares of common stock and warrants to purchase 359,696 shares of common stock; Advanced Technology Ventures VII (B), L.P. acquired 41,241 shares of common stock and warrants to purchase 14,434 shares of common stock; Advanced Technology Ventures VII (C), L.P. acquired 19,823 shares of common stock and warrants to purchase 6,938 shares of common stock; ATV Entrepreneurs VII, L.P. acquired 6,125 shares of common stock and warrants to purchase 2,144 shares of common stock; Advanced Technology Ventures VI, L.P. acquired 171,533 shares of common stock and warrants to purchase 60,037 shares of common stock; and ATV Entrepreneurs VI, L.P. acquired 10,949 shares of common stock and warrants to purchase 3,832 shares of common stock. ATV Associates VII, L.L.C. is the general partner of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P. ATV Associates VI, L.L.C. is the general partner of Advanced Technology Ventures VI, L.P. and ATV Entrepreneurs VI, L.P. As described in Item 5 below, collectively, the ATV Entities beneficially own 3,629,214 shares of the Issuer’s common stock, and each has shared voting and dispositive power over such shares.
(3) This percentage is calculated based upon 34,046,951 shares of the Issuer’s common stock outstanding (as of August 8, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2005.

CUSIP No. 22674T 10 5

1.	Name of Reporting Person: ATV Entrepreneurs VII, L.P.		I.R.S. Identification Nos. of above persons (entities only): 04-3583168

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑	(1)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,629,214 (2)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,629,214 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,629,214 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6% (3)

14.	Type of Reporting Person (See Instructions): PN

(1) This Schedule is filed by Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., ATV Alliance 2003, L.P., ATV Associates VII, L.L.C., Advanced Technology Ventures VI, L.P., ATV Entrepreneurs VI, L.P., ATV Associates VI, L.L.C., and ATV Alliance Associates, L.L.C. (collectively, the “ATV Entities”). The ATV Members expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 22674T 10 5
(2) As described in Item 3 below, pursuant to the Securities Purchase Agreement: Advanced Technology Ventures VII, L.P. acquired 1,027,702 shares of common stock and warrants to purchase 359,696 shares of common stock; Advanced Technology Ventures VII (B), L.P. acquired 41,241 shares of common stock and warrants to purchase 14,434 shares of common stock; Advanced Technology Ventures VII (C), L.P. acquired 19,823 shares of common stock and warrants to purchase 6,938 shares of common stock; ATV Entrepreneurs VII, L.P. acquired 6,125 shares of common stock and warrants to purchase 2,144 shares of common stock; Advanced Technology Ventures VI, L.P. acquired 171,533 shares of common stock and warrants to purchase 60,037 shares of common stock; and ATV Entrepreneurs VI, L.P. acquired 10,949 shares of common stock and warrants to purchase 3,832 shares of common stock. ATV Associates VII, L.L.C. is the general partner of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P. ATV Associates VI, L.L.C. is the general partner of Advanced Technology Ventures VI, L.P. and ATV Entrepreneurs VI, L.P. As described in Item 5 below, collectively, the ATV Entities beneficially own 3,629,214 shares of the Issuer’s common stock, and each has shared voting and dispositive power over such shares.
(3) This percentage is calculated based upon 34,046,951 shares of the Issuer’s common stock outstanding (as of August 8, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2005.

CUSIP No. 22674T 10 5

1.	Name of Reporting Person: Advanced Technology Ventures VI, L.P.		I.R.S. Identification Nos. of above persons (entities only): 04-3493845

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑	(1)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,629,214 (2)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,629,214 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,629,214 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6% (3)

14.	Type of Reporting Person (See Instructions): PN

(1) This Schedule is filed by Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., ATV Alliance 2003, L.P., ATV Associates VII, L.L.C., Advanced Technology Ventures VI, L.P., ATV Entrepreneurs VI, L.P., ATV Associates VI, L.L.C., and ATV Alliance Associates, L.L.C. (collectively, the “ATV Entities”). The ATV Members expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 22674T 10 5
(2) As described in Item 3 below, pursuant to the Securities Purchase Agreement: Advanced Technology Ventures VII, L.P. acquired 1,027,702 shares of common stock and warrants to purchase 359,696 shares of common stock; Advanced Technology Ventures VII (B), L.P. acquired 41,241 shares of common stock and warrants to purchase 14,434 shares of common stock; Advanced Technology Ventures VII (C), L.P. acquired 19,823 shares of common stock and warrants to purchase 6,938 shares of common stock; ATV Entrepreneurs VII, L.P. acquired 6,125 shares of common stock and warrants to purchase 2,144 shares of common stock; Advanced Technology Ventures VI, L.P. acquired 171,533 shares of common stock and warrants to purchase 60,037 shares of common stock; and ATV Entrepreneurs VI, L.P. acquired 10,949 shares of common stock and warrants to purchase 3,832 shares of common stock. ATV Associates VII, L.L.C. is the general partner of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P. ATV Associates VI, L.L.C. is the general partner of Advanced Technology Ventures VI, L.P. and ATV Entrepreneurs VI, L.P. As described in Item 5 below, collectively, the ATV Entities beneficially own 3,629,214 shares of the Issuer’s common stock, and each has shared voting and dispositive power over such shares.
(3) This percentage is calculated based upon 34,046,951 shares of the Issuer’s common stock outstanding (as of August 8, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2005.

CUSIP No. 22674T 10 5

1.	Name of Reporting Person: ATV Entrepreneurs VI, L.P.		I.R.S. Identification Nos. of above persons (entities only): 04-3506722

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑	(1)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,629,214 (2)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,629,214 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,629,214 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6% (3)

14.	Type of Reporting Person (See Instructions): PN

(1) This Schedule is filed by Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., ATV Alliance 2003, L.P., ATV Associates VII, L.L.C., Advanced Technology Ventures VI, L.P., ATV Entrepreneurs VI, L.P., ATV Associates VI, L.L.C., and ATV Alliance Associates, L.L.C. (collectively, the “ATV Entities”). The ATV Members expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 22674T 10 5
(2) As described in Item 3 below, pursuant to the Securities Purchase Agreement: Advanced Technology Ventures VII, L.P. acquired 1,027,702 shares of common stock and warrants to purchase 359,696 shares of common stock; Advanced Technology Ventures VII (B), L.P. acquired 41,241 shares of common stock and warrants to purchase 14,434 shares of common stock; Advanced Technology Ventures VII (C), L.P. acquired 19,823 shares of common stock and warrants to purchase 6,938 shares of common stock; ATV Entrepreneurs VII, L.P. acquired 6,125 shares of common stock and warrants to purchase 2,144 shares of common stock; Advanced Technology Ventures VI, L.P. acquired 171,533 shares of common stock and warrants to purchase 60,037 shares of common stock; and ATV Entrepreneurs VI, L.P. acquired 10,949 shares of common stock and warrants to purchase 3,832 shares of common stock. ATV Associates VII, L.L.C. is the general partner of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P. ATV Associates VI, L.L.C. is the general partner of Advanced Technology Ventures VI, L.P. and ATV Entrepreneurs VI, L.P. As described in Item 5 below, collectively, the ATV Entities beneficially own 3,629,214 shares of the Issuer’s common stock, and each has shared voting and dispositive power over such shares.
(3) This percentage is calculated based upon 34,046,951 shares of the Issuer’s common stock outstanding (as of August 8, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2005.

CUSIP No. 22674T 10 5

1.	Name of Reporting Person: ATV Alliance 2003, L.P.		I.R.S. Identification Nos. of above persons (entities only): 32-0077631

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑	(1)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,629,214 (2)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,629,214 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,629,214 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6% (3)

14.	Type of Reporting Person (See Instructions): PN

(1) This Schedule is filed by Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., ATV Alliance 2003, L.P., ATV Associates VII, L.L.C., Advanced Technology Ventures VI, L.P., ATV Entrepreneurs VI, L.P., ATV Associates VI, L.L.C., and ATV Alliance Associates, L.L.C. (collectively, the “ATV Entities”). The ATV Members expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 22674T 10 5
(2) As described in Item 3 below, pursuant to the Securities Purchase Agreement: Advanced Technology Ventures VII, L.P. acquired 1,027,702 shares of common stock and warrants to purchase 359,696 shares of common stock; Advanced Technology Ventures VII (B), L.P. acquired 41,241 shares of common stock and warrants to purchase 14,434 shares of common stock; Advanced Technology Ventures VII (C), L.P. acquired 19,823 shares of common stock and warrants to purchase 6,938 shares of common stock; ATV Entrepreneurs VII, L.P. acquired 6,125 shares of common stock and warrants to purchase 2,144 shares of common stock; Advanced Technology Ventures VI, L.P. acquired 171,533 shares of common stock and warrants to purchase 60,037 shares of common stock; and ATV Entrepreneurs VI, L.P. acquired 10,949 shares of common stock and warrants to purchase 3,832 shares of common stock. ATV Associates VII, L.L.C. is the general partner of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P. ATV Associates VI, L.L.C. is the general partner of Advanced Technology Ventures VI, L.P. and ATV Entrepreneurs VI, L.P. As described in Item 5 below, collectively, the ATV Entities beneficially own 3,629,214 shares of the Issuer’s common stock, and each has shared voting and dispositive power over such shares.
(3) This percentage is calculated based upon 34,046,951 shares of the Issuer’s common stock outstanding (as of August 8, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2005.

CUSIP No. 22674T 10 5

1.	Name of Reporting Person: ATV Associates VII, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 04-3549344

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑	(1)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,629,214 (2)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,629,214 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,629,214 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6% (3)

14.	Type of Reporting Person (See Instructions): OO

(1) This Schedule is filed by Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., ATV Alliance 2003, L.P., ATV Associates VII, L.L.C., Advanced Technology Ventures VI, L.P., ATV Entrepreneurs VI, L.P., ATV Associates VI, L.L.C., and ATV Alliance Associates, L.L.C. (collectively, the “ATV Entities”). The ATV Members expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 22674T 10 5
(2) As described in Item 3 below, pursuant to the Securities Purchase Agreement: Advanced Technology Ventures VII, L.P. acquired 1,027,702 shares of common stock and warrants to purchase 359,696 shares of common stock; Advanced Technology Ventures VII (B), L.P. acquired 41,241 shares of common stock and warrants to purchase 14,434 shares of common stock; Advanced Technology Ventures VII (C), L.P. acquired 19,823 shares of common stock and warrants to purchase 6,938 shares of common stock; ATV Entrepreneurs VII, L.P. acquired 6,125 shares of common stock and warrants to purchase 2,144 shares of common stock; Advanced Technology Ventures VI, L.P. acquired 171,533 shares of common stock and warrants to purchase 60,037 shares of common stock; and ATV Entrepreneurs VI, L.P. acquired 10,949 shares of common stock and warrants to purchase 3,832 shares of common stock. ATV Associates VII, L.L.C. is the general partner of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P. ATV Associates VI, L.L.C. is the general partner of Advanced Technology Ventures VI, L.P. and ATV Entrepreneurs VI, L.P. As described in Item 5 below, collectively, the ATV Entities beneficially own 3,629,214 shares of the Issuer’s common stock, and each has shared voting and dispositive power over such shares.
(3) This percentage is calculated based upon 34,046,951 shares of the Issuer’s common stock outstanding (as of August 8, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2005.

CUSIP No. 22674T 10 5

1.	Name of Reporting Person: ATV Associates VI, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 04-3493847

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑	(1)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,629,214 (2)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,629,214 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,629,214 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6% (3)

14.	Type of Reporting Person (See Instructions): OO

(1) This Schedule is filed by Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., ATV Alliance 2003, L.P., ATV Associates VII, L.L.C., Advanced Technology Ventures VI, L.P., ATV Entrepreneurs VI, L.P., ATV Associates VI, L.L.C., and ATV Alliance Associates, L.L.C. (collectively, the “ATV Entities”). The ATV Members expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 22674T 10 5
(2) As described in Item 3 below, pursuant to the Securities Purchase Agreement: Advanced Technology Ventures VII, L.P. acquired 1,027,702 shares of common stock and warrants to purchase 359,696 shares of common stock; Advanced Technology Ventures VII (B), L.P. acquired 41,241 shares of common stock and warrants to purchase 14,434 shares of common stock; Advanced Technology Ventures VII (C), L.P. acquired 19,823 shares of common stock and warrants to purchase 6,938 shares of common stock; ATV Entrepreneurs VII, L.P. acquired 6,125 shares of common stock and warrants to purchase 2,144 shares of common stock; Advanced Technology Ventures VI, L.P. acquired 171,533 shares of common stock and warrants to purchase 60,037 shares of common stock; and ATV Entrepreneurs VI, L.P. acquired 10,949 shares of common stock and warrants to purchase 3,832 shares of common stock. ATV Associates VII, L.L.C. is the general partner of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P. ATV Associates VI, L.L.C. is the general partner of Advanced Technology Ventures VI, L.P. and ATV Entrepreneurs VI, L.P. As described in Item 5 below, collectively, the ATV Entities beneficially own 3,629,214 shares of the Issuer’s common stock, and each has shared voting and dispositive power over such shares.
(3) This percentage is calculated based upon 34,046,951 shares of the Issuer’s common stock outstanding (as of August 8, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2005.

CUSIP No. 22674T 10 5

1.	Name of Reporting Person: ATV Alliance Associates, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 04-3508606

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑	(1)

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,629,214 (2)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,629,214 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,629,214 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6% (3)

14.	Type of Reporting Person (See Instructions): OO

(1) This Schedule is filed by Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., ATV Alliance 2003, L.P., ATV Associates VII, L.L.C., Advanced Technology Ventures VI, L.P., ATV Entrepreneurs VI, L.P., ATV Associates VI, L.L.C., and ATV Alliance Associates, L.L.C. (collectively, the “ATV Entities”). The ATV Members expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 22674T 10 5
(2) As described in Item 3 below, pursuant to the Securities Purchase Agreement: Advanced Technology Ventures VII, L.P. acquired 1,027,702 shares of common stock and warrants to purchase 359,696 shares of common stock; Advanced Technology Ventures VII (B), L.P. acquired 41,241 shares of common stock and warrants to purchase 14,434 shares of common stock; Advanced Technology Ventures VII (C), L.P. acquired 19,823 shares of common stock and warrants to purchase 6,938 shares of common stock; ATV Entrepreneurs VII, L.P. acquired 6,125 shares of common stock and warrants to purchase 2,144 shares of common stock; Advanced Technology Ventures VI, L.P. acquired 171,533 shares of common stock and warrants to purchase 60,037 shares of common stock; and ATV Entrepreneurs VI, L.P. acquired 10,949 shares of common stock and warrants to purchase 3,832 shares of common stock. ATV Associates VII, L.L.C. is the general partner of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P. ATV Associates VI, L.L.C. is the general partner of Advanced Technology Ventures VI, L.P. and ATV Entrepreneurs VI, L.P. As described in Item 5 below, collectively, the ATV Entities beneficially own 3,629,214 shares of the Issuer’s common stock, and each has shared voting and dispositive power over such shares.
(3) This percentage is calculated based upon 34,046,951 shares of the Issuer’s common stock outstanding (as of August 8, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2005.

Item 1. Security and Issuer
(a) This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of Critical Therapeutics, Inc., a Delaware corporation (the “Issuer”).
(b) The principal executive offices of the Issuer are located at 60 Westview Street, Lexington, Massachusetts 02421.
Item 2. Identity and Background
(a) The entities filing this statement are Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., ATV Alliance 2003, L.P., ATV Associates VII, L.L.C., Advanced Technology Ventures VI, L.P., ATV Entrepreneurs VI, L.P., and ATV Associates VI, L.L.C., and ATV Alliance Associates, L.L.C. (collectively, the “ATV Entities”).
(b) The address of the principal place of business of each of the ATV Entities is 1000 Winter Street, Suite 3700, Waltham, Massachusetts 02451.
(c) The principal business of each of the ATV Entities is the venture capital investment business.
(d) During the last five years, none of the ATV Entities or of the Listed Persons (as defined below), to the knowledge of the ATV Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the ATV Entities or of the Listed Persons (as defined below), to the knowledge of the ATV Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the ATV Entities is a Delaware limited partnership or limited liability company.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the ATV Entities (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the terms of that certain Securities Purchase Agreement by and between the Issuer, certain of the ATV Entities, and various other investors, dated June 6, 2005 (the “Securities Purchase Agreement”), the ATV Entities purchased an aggregate of 1,277,373 shares of the Common Stock of the Issuer (the “Shares”), at a price of $5.48 per share, together with associated warrants (the “Warrants”) to purchase an aggregate of 447,081 shares of the Common Stock of the Issuer. The Warrants will be exercisable until June 6, 2010 (the “Expiration Date”) at an exercise price of $6.58 per share. In addition, the Warrants will be exercisable on a cashless basis (by surrender of the number of shares underlying the Warrants having a fair market value equal to the aggregate exercise price of the shares being acquired) until and including the Expiration Date. Certain rights relating to the Warrants were set forth in a Warrant Agreement, dated as of June 20, 2005, between the Company and Mellon Investor Services LLC, as Warrant Agent. The applicable per share purchase price and the number of shares issuable upon exercise of the Warrants are subject to adjustment for the occurrence of certain events, including stock dividends and split-ups, combinations, reorganizations and reclassifications. The consideration for the Warrants is included in the aggregate purchase price of the Shares.
The sale of the Shares and Warrants to the ATV Entities described above was part of a private placement by the Issuer to a number of affiliated and unaffiliated investors (including the ATV Entities). The closing of the transaction occurred on June 20, 2005.

Prior to entering into the Securities Purchase Agreements, the ATV Entities beneficially owned a total of 1,904,760 shares of the Common Stock of the Issuer. These shares were acquired through venture capital investments prior to the Issuer’s initial public offering, for an aggregate purchase price of approximately $10 million.
The funds used by the ATV Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the ATV Entities.
References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the form of Securities Purchase Agreement (including the form of Warrant attached thereto as Exhibit A), which is incorporated by reference in its entirety in this Item 3.
Item 4. Purpose of Transaction
The ATV Entities agreed to purchase the Shares and the Warrants for investment purposes with the aim of increasing the value of their investments and the Issuer.
Subject to applicable legal requirements, one or more of the ATV Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the ATV Entities’ ownership of the Issuer’s securities, other opportunities available to the ATV Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the ATV Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the ATV Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the ATV Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of November 3, 2005:

	Shares	Warrants	Sole	Shared	Sole	Shared		Percentage
	Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	of Class
ATV Entity	Directly	Directly	Power	Power	Power	Power	Ownership	(4)
Advanced Technology Ventures VII, L.P.	2,554,802	359,696	0	3,629,214	0	3,629,214	3,629,214	10.6%
Advanced Technology Ventures VII (B), L.P.	102,522	14,434	0	3,629,214	0	3,629,214	3,629,214	10.6%
Advanced Technology Ventures VII (C), L.P.	49,279	6,938	0	3,629,214	0	3,629,214	3,629,214	10.6%
ATV Entrepreneurs VII, L.P.	15,225	2,144	0	3,629,214	0	3,629,214	3,629,214	10.6%
Advanced Technology Ventures VI, L.P.	427,315	60,037	0	3,629,214	0	3,629,214	3,629,214	10.6%

	Shares	Warrants	Sole	Shared	Sole	Shared		Percentage
	Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	of Class
ATV Entity	Directly	Directly	Power	Power	Power	Power	Ownership	(4)
ATV Entrepreneurs VI, L.P.	27,275	3,832	0	3,629,214	0	3,629,214	3,629,214	10.6%
ATV Alliance 2003, L.P.	5,714	0	0	3,629,214	0	3,629,214	3,629,214	10.6%
ATV Associates VII, L.L.C. (1)	0	0	0	3,629,214	0	3,629,214	3,629,214	10.6%
ATV Associates VI, L.L.C. (2)	0	0	0	3,629,214	0	3,629,214	3,629,214	10.6%
ATV Alliance Associates, L.L.C. (3)	0	0	0	3,629,214	0	3,629,214	3,629,214	10.6%
(1)	ATV Associates VII, L.L.C. owns no securities of the Issuer directly. ATV Associates VII, L.L.C. is the general partner of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P.

(2)	ATV Associates VI, L.L.C. owns no securities of the Issuer directly. ATV Associates VI, L.L.C. is the general partner of Advanced Technology Ventures VI, L.P., and ATV Entrepreneurs VI, L.P.

(3)	ATV Alliance Associates, L.L.C. owns no securities of the Issuer directly. ATV Alliance Associates, L.L.C. is the general partner of ATV Alliance 2003, L.P.

(4)	These percentages are calculated based upon 34,046,951 shares of the Issuer’s common stock outstanding (as of August 8, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 12, 2005.
Jean George, a managing director of ATV Associates VII, L.L.C. the manager of ATV Alliance Associates, L.L.C. and a director of the Issuer, has an option to purchase 15,000 shares of the Issuer’s common stock. This option was granted on June 2, 2005 and began vesting in 36 equal monthly installments on July 2, 2005. As of the date of the filing of this Schedule 13D, Ms. George may be deemed to beneficially own 2,917 shares of the Issuer’s common stock underlying this option (which is the number of shares issuable pursuant to the option within 60 days of the date hereof).
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
Other than as described in this Schedule 13D, to the best of the ATV Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
A. Form of Securities Purchase Agreement between the Issuer and certain Purchasers, dated June 6, 2005 (Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 7, 2005 (SEC File No. 000-50767)).
B. Agreement regarding filing of joint Schedule 13D.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 3, 2005

ADVANCED TECHNOLOGY VENTURES VII, L.P.

By:	ATV Associates VII, L.L.C.

	By:	/s/ Jean M. George

	Name:	Jean M. George
	Title:	Managing Director

ADVANCED TECHNOLOGY VENTURES VII(B), L.P.

By:	ATV Associates VII, L.L.C.

	By:	/s/ Jean M. George

	Name:	Jean M. George
	Title:	Managing Director

ADVANCED TECHNOLOGY VENTURES VII(C), L.P.

By:	ATV Associates VII, L.L.C.

	By:	/s/ Jean M. George

	Name:	Jean M. George
	Title:	Managing Director

ATV ENTREPRENEURS VII, L.P.

By:	ATV Associates VII, L.L.C.

	By:	/s/ Jean M. George

	Name:	Jean M. George
	Title:	Managing Director

ADVANCED TECHNOLOGY VENTURES VI, L.P.

By:	ATV Associates VI, L.L.C.

	By:	/s/ Pieter Schiller

	Name:	Pieter Schiller
	Title:	Managing Director

ATV ENTREPRENEURS VI, L.P.

By:	ATV Associates VI, L.L.C.

	By:	/s/ Pieter Schiller

	Name:	Pieter Schiller
	Title:	Managing Director

ATV ALLIANCE 2003, L.P.

By:	ATV Alliance Associates, L.L.C.

	By:	/s/ Jean M. George

	Name:	Jean M. George
	Title:	Manager

ATV ASSOCIATES VII, L.L.C.

	By:	/s/ Jean M. George

	Name:	Jean M. George
	Title:	Managing Director

ATV ASSOCIATES VI, L.L.C.

	By:	/s/ Pieter Schiller

	Name:	Pieter Schiller
	Title:	Managing Director

ATV ALLIANCE ASSOCIATES, L.L.C.

	By:	/s/ Jean M. George

	Name:	Jean M. George
	Title:	Manager
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I
General Partners/Members:
Steven N. Baloff
c/o ATV Associates VII, L.L.C.
1000 Winter Street, Suite 3700
Waltham, Massachusetts 02451
Principal Occupation: Managing director of the general partners of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., Advanced Technology Ventures VI, L.P., and ATV Entrepreneurs VI, L.P.
Citizenship: USA
Michael A. Carusi
c/o ATV Associates VII, L.L.C.
1000 Winter Street, Suite 3700
Waltham, Massachusetts 02451
Principal Occupation: Managing director of the general partners of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., Advanced Technology Ventures VI, L.P., and ATV Entrepreneurs VI, L.P.
Citizenship: USA
John Harrington
c/o ATV Associates VII, L.L.C.
1000 Winter Street, Suite 3700
Waltham, Massachusetts 02451
Principal Occupation: Managing director of the general partners of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., Advanced Technology Ventures VI, L.P., and ATV Entrepreneurs VI, L.P.
Citizenship: USA
Wesley Raffel
c/o ATV Associates VII, L.L.C.
1000 Winter Street, Suite 3700
Waltham, Massachusetts 02451
Principal Occupation: Managing director of the general partners of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., ATV Entrepreneurs VII, L.P., Advanced Technology Ventures VI, L.P., and ATV Entrepreneurs VI, L.P.
Citizenship: USA
Jean M. George
c/o ATV Associates VII, L.L.C.
1000 Winter Street, Suite 3700
Waltham, Massachusetts 02451
Principal Occupation: Managing director of the general partner of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P., and manager of the general partner of ATV Alliance 2003, L.P.
Citizenship: USA
Robert C. Hower
c/o ATV Associates VII, L.L.C.
1000 Winter Street, Suite 3700
Waltham, Massachusetts 02451
Principal Occupation: Managing director of the general partner of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P.

William C. Wiberg
c/o ATV Associates VII, L.L.C.
1000 Winter Street, Suite 3700
Waltham, Massachusetts 02451
Principal Occupation: Managing director of the general partner of Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P., Advanced Technology Ventures VII (C), L.P., and ATV Entrepreneurs VII, L.P.
Pieter J. Schiller
c/o ATV Associates VI, L.L.C.
1000 Winter Street, Suite 3700
Waltham, Massachusetts 02451
Principal Occupation: Managing director of the general partner of Advanced Technology Ventures VI, L.P. and ATV Entrepreneurs VI, L.P.
Citizenship: USA

EXHIBIT INDEX
A. Form of Securities Purchase Agreement between the Issuer and certain Purchasers, dated June 6, 2005 (Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 7, 2005 (SEC File No. 000-50767)).
B. Agreement regarding filing of joint Schedule 13D.

Exhibit B
JOINT FILING STATEMENT
I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of Critical Therapeutics, Inc. is filed on behalf of each of the undersigned.

Dated: November 3, 2005

ADVANCED TECHNOLOGY VENTURES VII, L.P.

By:	ATV Associates VII, L.L.C.

	By:	/s/ Jean M. George

	Name:	Jean M. George
	Title:	Managing Director

ADVANCED TECHNOLOGY VENTURES VII(B), L.P.

By:	ATV Associates VII, L.L.C.

	By:	/s/ Jean M. George

	Name:	Jean M. George
	Title:	Managing Director

ADVANCED TECHNOLOGY VENTURES VII(C), L.P.

By:	ATV Associates VII, L.L.C.

	By:	/s/ Jean M. George

	Name:	Jean M. George
	Title:	Managing Director

ATV ENTREPRENEURS VII, L.P.

By:	ATV Associates VII, L.L.C.

	By:	/s/ Jean M. George

	Name:	Jean M. George
	Title:	Managing Director

ADVANCED TECHNOLOGY VENTURES VI, L.P.

By:	ATV Associates VI, L.L.C.

	By:	/s/ Pieter Schiller

	Name:	Pieter Schiller
	Title:	Managing Director

ATV ENTREPRENEURS VI, L.P.

By:	ATV Associates VI, L.L.C.

	By:	/s/ Pieter Schiller

	Name:	Pieter Schiller
	Title:	Managing Director

ATV ALLIANCE 2003, L.P.

By:	ATV Alliance Associates, L.L.C.

	By:	/s/ Jean M. George

	Name:	Jean M. George
	Title:	Manager

ATV ASSOCIATES VII, L.L.C.

	By:	/s/ Jean M. George

	Name:	Jean M. George
	Title:	Managing Director

ATV ASSOCIATES VI, L.L.C.

	By:	/s/ Pieter Schiller

	Name:	Pieter Schiller
	Title:	Managing Director

ATV ALLIANCE ASSOCIATES, L.L.C.

	By:	/s/ Jean M. George

	Name:	Jean M. George
	Title:	Manager